



Kevin Nam · 2nd

Founder at TaskCause

Greater Milwaukee Area · 388 connections · **Contact info**

TaskCause

Experience



Founder

TaskCause · Full-time

Oct 2019 – Present · 8 mos

Greater Milwaukee Area

Providing software solutions and programs to nonprofits for getting their community involved.

Founder

TaskFriend

Apr 2014 – Present · 6 yrs 2 mos

Greater Milwaukee Area

Skills & Endorsements

Entrepreneurship · 1

Khaled Salem has given an endorsement for this skill

Leadership · 1

Khaled Salem has given an endorsement for this skill

Public Speaking · 1

Khaled Salem has given an endorsement for this skill

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Interests

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